UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

World Energy Solutions, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

98145W208
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98145W208

1	NAME OF REPORTING PERSON ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 832,995
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 832,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98145W208

1	NAME OF REPORTING PERSON ARDSLEY ADVISORY PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 832,995
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 832,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP NO. 98145W208

1	NAME OF REPORTING PERSON ARDSLEY PARTNERS I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 832,995
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 832,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98145W208

1	NAME OF REPORTING PERSON PHILIP J. HEMPLEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 832,995
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 832,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98145W208

1	NAME OF REPORTING PERSON SPENCER HEMPLEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,798
	8	SHARED VOTING POWER 832,995
	9	SOLE DISPOSITIVE POWER 55,798
	10	SHARED DISPOSITIVE POWER 832,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98145W208

1	NAME OF REPORTING PERSON BENJAMIN IAN BLOCK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98145W208

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons are pleased to have worked constructively with the board of directors of the Issuer (the “Board”) in reaching an Agreement (as described and defined below) in connection with, among certain other things, the appointment of two new independent directors recommended by the Reporting Persons to the Issuer’s Board.

On March 11, 2014, the Reporting Persons entered into a Settlement and Standstill Agreement with the Issuer (the “Agreement”). The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed: (i) to establish the size of the Board at seven directors, by increasing its number of directors designated to serve in Class II of the Board from two directors to three directors and by increasing the number of directors designated to serve in Class III of the Board from one director to two directors; (ii) to appoint Peter Londa to the Board as a Class III director with a term expiring at the Issuer’s 2015 annual meeting of stockholders (the “2015 Annual Meeting”); and (iii) to appoint Sean Sweeney to the Board as a Class II director with a term expiring at the Issuer’s 2014 Annual Meeting and to nominate Mr. Sweeney as a Class II director and recommend that the Issuer’s shareholders vote for his election at the 2014 Annual Meeting.

Pursuant to the terms of the Agreement, the Board has resolved to establish not later than the 20th day after the date of the Agreement a committee of the Board to be constituted with three directors and to be titled the “Strategic Alternatives Committee” of the Board.  The Strategic Alternatives Committee shall have the directive and be authorized to engage and work with management and the Issuer’s professional advisors to review the Issuer’s sales, marketing, channel development and business development strategies and methods, and to review and identify potential financial and strategic alternatives to enhance revenue and the value of the Issuer.  The Strategic Alternatives Committee will formally report its findings and recommendations to the full Board for its consideration within 120 days after the Strategic Alternatives Committee is established.  The Board shall appoint one of Messrs. Londa or Sweeney to the Strategic Alternatives Committee as one of the committee’s initial members.

With respect to other Board committee appointments, at the first meeting of the Corporate Governance and Nominating Committee (the “CGN Committee”) following the date of the Agreement, the Board will appoint one of Messrs. Londa or Sweeney thereto, and at such meeting the CGN Committee shall elect a chairperson thereof in accordance with the charter for such committee.  Effective as of the first meeting of the Board following the date of the Agreement, the Board shall choose, taking into account input from Messrs. Londa and Sweeney regarding their preferences for committee appointments, one of Messrs. Londa or Sweeney to be a member of any new committee of the Board created after the date of the Agreement and prior to the 2015 Annual Meeting.

Pursuant to the terms of the Agreement, John Wellard, who presently is an incumbent Class II director, has volunteered not to stand for re-election at the 2014 Annual Meeting and has tendered his resignation which will become effective at the 2014 Annual Meeting.  The Issuer agreed to nominate an additional independent, non-incumbent director candidate for election as a Class II director at the 2014 Annual Meeting and consult with the Reporting Persons and other stockholders who notify the Issuer that they wish to participate in the selection process in determining such candidate. To facilitate the transactions contemplated by the Agreement, Edward Libbey has tendered his resignation as non-executive Chairman of the Board effective as of the date of the first meeting of the Board following the 2014 Annual Meeting, at which time the Board will appoint a Chairman of the Board in accordance with the By-Laws.  Under the Agreement, if Mr. Libbey is reelected as Chairman of the Board, he will resign from such position on December 31, 2014, at which time the Board will elect a new Chairman of the Board in accordance with the By-Laws.

CUSIP NO. 98145W208

Pursuant to the terms of the Agreement, the Reporting Persons agreed that at all meetings of the Issuer’s stockholders during the Standstill Period (as defined below), each of the Reporting Persons shall cause all Shares owned by it to be present for quorum purposes and affirmatively voted in accordance with the Board’s recommendations with respect to nominees to the Board and with respect to any other matter presented to stockholders with respect to the election or removal of directors.

From the date of the Agreement until the 90th day after the 2015 Annual Meeting (subject to a shorter period in certain limited circumstances, the “Standstill Period”), the Reporting Persons have agreed to certain customary standstill provisions, which include, among other things, agreeing not to initiate, facilitate, support or participate in various activities and transactions regarding the Issuer, its management and the Board including, without limitation, any stockholder proposal to call a special meeting of the Issuer’s stockholders or to nominate or elect directors not nominated by the Board or any stockholder proposal (whether binding or precatory) to effect any other business matter, or any “solicitation” activities in respect thereof; forming or participating in any “group” (within the meaning of Section 13(d)(3) of Securities Exchange Act of 1934, as amended (the “Exchange Act”)); and any unsolicited proposal or offer to acquire the Issuer, or any of the Issuer’s assets or businesses, whether by means of merger, business combination, asset purchase, tender or exchange offer, or otherwise. In addition, the Issuer has agreed not to acquire additional Shares (including derivatives) if, as a result of such acquisition, it would beneficially own more than 9.9% of the outstanding Shares and has further has agreed not to sell any Shares it beneficially owns in a private sale transaction if, as a result of such sale, it has reason to know that the purchaser would beneficially own   more than 9.9% of the outstanding Shares.  During the Standstill Period, Ardsley will affirmatively vote its shares “for” the election of all director-candidates nominated by the Board.

The Agreement provides that the Standstill Period commenced on March 11, 2014 and will terminate on the earliest to occur of: (i) the 10th day preceding date by when a notice of nominations of directors at the 2015 Annual Meeting must be delivered to the Secretary of the Issuer, but only if the Issuer fails to provide the Reporting Persons with 30-day advance notice that the Board will be nominating Mr. Londa as a director at the 2015 Annual Meeting ; (ii) the 90th day following the 2015 Annual Meeting; and (iii) 20 days following written notice of a material breach by the Issuer of any covenants or obligations under the Agreement.

The Reporting Persons will be permitted to vote their Shares, in their discretion, with respect to any definitive agreement entered into or announced by the Issuer that provides for a merger, business combination, sale of substantially all of the Issuer’s assets or any similar extraordinary corporate transaction that requires stockholder adoption under applicable law or the Issuer’s certificate of incorporation.

Under the Agreement, the Issuer has also (i) agreed that the Board will adopt a “best practices” stockholder communications and disclosure policy as advised by counsel to replace any existing stockholder communications and disclosure policy that the Issuer currently has in place and (ii) amended its compensation plan for independent directors to provide that all non-employee directors will receive, in addition to any other compensation payable under such plan, a $35,000 annual retainer fee (which will be prorated for 2014), payable in the form of restricted common stock that will vest over a period of four quarters in equal amounts.

CUSIP NO. 98145W208

Under the Agreement, the Reporting Persons and the Issuer have also agreed to certain customary mutual releases of claims.

On March 12, 2014, the Issuer issued a mutually agreeable press release to announce that the Reporting Persons and the Issuer have entered into the Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 11, 2014, the Reporting Persons and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Settlement and Standstill Agreeement, by and among Ardsley Partners Renewable Energy Fund, L.P., Ardsley Advisory Partners, Ardsley Partners I, Philip J. Hempleman, Spencer Hempleman, Benjamin Ian Block, Steven Napoli and the Issuer, dated March 11, 2014.

CUSIP NO. 98145W208

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2014	ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.

	By:	Ardsley Partners I, its General Partner

	By:	/s/ Steve Napoli
		Name:	Steve Napoli
		Title:	General Partner

ARDSLEY ADVISORY PARTNERS

By:	/s/ Steve Napoli
	Name:	Steve Napoli
	Title:	Partner

ARDSLEY PARTNERS I

By:	/s/ Steve Napoli
	Name:	Steve Napoli
	Title:	General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

By:	/s/ Steve Napoli
	Name:	Steve Napoli
	Title:	Attorney in fact for Philip J. Hempleman*

/s/ Spencer Hempleman
SPENCER HEMPLEMAN

/s/ Benjamin Ian Block
BENJAMIN IAN BLOCK

* Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.